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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number: 1-11997

SFN GROUP

401(k) Benefit Plan

(Full title of the plan)

SFN GROUP, INC.

(Name of the issuer of securities held pursuant to the plan)

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309

(Address of principal executive offices)

(954) 308-7600

(Registrant’s telephone number, including area code)

SFN GROUP 401(k) BENEFIT PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SIGNATURES	16
EXHIBIT INDEX	17

Note:	Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of

SFN Group 401(k) Benefit Plan

Fort Lauderdale, Florida

We have audited the accompanying statements of net assets available for benefits of the SFN Group 401(k) Benefit Plan (the “Plan”) (formerly Spherion Corporation 401(k) Benefit Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

June 29, 2010

.

SFN GROUP 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2009	2008
ASSETS
Investments, at fair value:
Shares of registered investment companies	$104,230,778	$82,649,847
Shares of stable value fund	7,278,019	5,272,705
SFN Group, Inc. common stock	1,090,268	455,433
Self-Directed Brokerage Fund	561,529	480,991
Money market fund	29	602
Participant loans	1,511,131	1,505,205
TOTAL INVESTMENTS	114,671,754	90,364,783

Contributions receivable:
Employer	16,712	721,366
Employee	239,647	544,425
TOTAL CONTRIBUTIONS RECEIVABLE	256,359	1,265,791

LIABILITIES
Excess contributions payable	-	87,396

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	114,928,113	91,543,178
Adjustments from fair value to contract value for fully benefit-responsive
stable value fund	311,459	602,206

NET ASSETS AVAILABLE FOR BENEFITS	$115,239,572	$92,145,384

The accompanying notes are an integral part of these financial statements.

SFN GROUP 401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
INVESTMENT INCOME:
Net appreciation in fair value of investments	$23,908,528
Dividend income	2,342,439
Interest income	99,280
TOTAL INVESTMENT INCOME	26,350,247

CONTRIBUTIONS:
Employee	10,502,240
Employer	16,712
Employee rollovers	480,664
TOTAL CONTRIBUTIONS	10,999,616

TOTAL ADDITIONS	37,349,863

DEDUCTIONS:
Benefits paid to participants	13,985,336
Administrative expenses	270,339
TOTAL DEDUCTIONS	14,255,675

NET INCREASE	23,094,188

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	92,145,384

END OF YEAR	$115,239,572

The accompanying notes are an integral part of these financial statements.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 1.  DESCRIPTION OF THE PLAN

General

SFN Group 401(k) Benefit Plan (the “Plan” or the “SFN Plan”), formerly Spherion Corporation 401(k) Benefit Plan, is a defined contribution plan sponsored by SFN Group, Inc. (the “Plan Sponsor” or “SFN” or the “Company”). The Plan Sponsor is also the Plan Administrator. Covered employees are eligible for participation under the Plan after completing 45 days of service. Covered employees are employees actively employed by SFN, excluding flexible employees and certain other employee classifications, employees whose annual benefit salary exceeded $135,000 and certain other employees defined by SFN as highly compensated employees. The Summary Plan Description includes a detailed description of covered employees.

Effective January 1, 2009, the Company restated the Plan to bring it into compliance with current laws and regulations, including the Pension Protection Act of 2006. This restatement was required by the Economic Growth and Tax Relief Reconciliation Act of 2001 and did not have a material impact on the operation or status of the Plan.

Merger

The Plan Administrative Committee signed a consent resolution on August 6, 2008 to merge the Todays Staffing, Inc. 401(k) Savings Plan (“Todays Plan”) and Technisource 401(k) Savings Plan (“Technisource Plan”) into the SFN Plan effective October 1, 2008.  As a result, all investments in mutual funds, stable value funds, and participant loans were transferred into the SFN Plan in 2008.

Contributions

Non-highly compensated employees can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 50% of the employee’s eligible 401(k) compensation or a maximum of $16,500 for 2009. Highly-compensated employees with annual benefit salary compensation between $110,000 and $135,000 can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 4% of the employee’s eligible 401(k) compensation.  Employees who will have attained age 50 during the plan year may make additional pre-tax “catch up” contributions of up to $5,500 for 2009. All participant contributions and the employer contributions are 100% participant directed. Employees’ contributions and actual earnings thereon are fully vested and nonforfeitable at the time of contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These contributions are reflected as employee rollovers in the statement of changes in net assets available for benefits.

Only covered employees designated as staff associates, staff consultants and onsite associates whose annual benefit salary is under $105,000 for 2009 were eligible for the employer match. The Plan Administrative Committee signed a consent resolution on February 25, 2009 to suspend employer matching contributions under the Plan effective April 1, 2009. Prior to April 1, 2009, the employer matching contribution to all eligible participants was 25% of the first 2% of the employee’s pre-tax contribution and 50% of the employee’s pre-tax contribution that exceeds 2% but does not exceed 4% of the participant’s compensation. Contributions designated as catch-up contributions were not eligible for matching contributions.  The total employer contribution did not exceed 1.5% of a participant’s compensation. The participant was credited with the matching contribution by the end of the first quarter following the end of the plan year in which the participant contributed to the Plan, provided such eligible participant was employed by the Company on the last day of the plan year.  SFN may, but is not required to, make a profit sharing contribution to the Plan with respect to each Plan year.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 1.  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (continued)

Effective January 1, 2008, the Plan was amended to allow for the automatic enrollment of employees who are eligible to participate in the Plan but are not eligible to receive Company matching contributions.  After 90-days of employment, employees are automatically enrolled at a contribution rate of 3%.  Contributions are invested in the Plan’s default investment fund and can be immediately invested in the other funds available to Plan participants.

Employees can elect to contribute a different rate or to decline participation in the Plan during the 90 day period preceding their auto-enrollment date, or anytime thereafter.

Investments

The Plan’s investment options currently include SFN’s common stock, a self-directed brokerage account, one stable value fund and twenty-one mutual funds (registered investment company funds).

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, SFN’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employer matching contributions vest in five equal annual installments beginning on the first anniversary of the employee’s date of hire and become 100% vested after completion of five years of service. Profit sharing contributions vest in five equal annual installments beginning on the second anniversary of the employee’s date of hire and become 100% vested upon completion of six years of service. All employer contributions are fully vested upon retirement at age 65 or permanent disability or death while employed.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest which is set at the Prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed 5 years, except for loans that are designated for a participant’s principal residency, which are collectible over a period not to exceed 15 years. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Plan participants who leave SFN as a result of termination, retirement, or permanent disability may elect to receive their entire vested account in a lump sum or a rollover into another qualified plan, or if the balance exceeds $1,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn income based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 1.  DESCRIPTION OF THE PLAN (CONTINUED)

Forfeited Accounts

For the year ended December 31, 2009 and 2008, forfeitures on nonvested accounts totaled $0 and $304,428, respectively. Forfeitures are retained in the Plan in the stable value fund and may be used to offset future employer contributions or Plan expenses. The 2009 and 2008 matching employer contributions were reduced by $160,579 and $100,000, respectively, from forfeited nonvested accounts.

Plan Termination

SFN has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under the Employee Retirement Income Security Act of 1974 (“ERISA”). SFN has not expressed any intent to terminate the Plan, in the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan document. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, overall market volatility and specific risks associated with the securities held by the various investment fund choices within the Plan. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock, shares in the self-directed brokerage account and shares in registered investment companies are valued based on publicly quoted market prices. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances, which approximate fair value.

In accordance with GAAP, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Plan participants can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (the self-directed brokerage account). Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Certain management fees and operating expenses charged to the Plan for investments in registered investment companies and stable value fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid. Amounts associated with accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,485 and $55,417 as of December 31, 2009 and 2008, respectively.

Administrative Expenses

Prior to October 1, 2008, administrative and eligible expenses were charged to Plan participant accounts. Starting on October 1, 2008, administrative expenses will no longer be charged to participant accounts, however, participants will be charged for transaction processing fees for loans and distributions.  The Plan Sponsor directly pays all legal and accounting expenses for the Plan when forfeitures are not used to offset these expenses. In 2009, the Plan used $246,210 from the forfeiture fund to pay administrative expenses.

Excess Contributions Payable

In 2008 the Technisource Plan was required to return contributions received during the plan year in excess of the Internal Revenue Code limits. At December 31, 2008, there was $87,396 excess contributions payable. There were no excess contributions made by participants in 2009.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain footnote disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants ("AICPA"), the Emerging Issues Task Force ("EITF") and other related literature. The FASB also issues Accounting Standards Updates ("ASU"). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies who file with the Securities and Exchange Commission (“SEC”) to evaluate subsequent events through the date the financial statements are issued. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP"), was issued later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be deteremined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures:  Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) ("ASU 2009-12"), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall.  ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009.  ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value ("NAV"). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of invesments within its scope.  Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee.  The plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009.  Adoption did not have a material impact on the fair value determination and disclosure of applicable investments.  The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

SFN GROUP 401(K) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (continued)

New Accounting Standards to Be Adopted — ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

NOTE 3.  INVESTMENTS

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31, 2009 and 2008:

	2009	2008
JPMorgan SmartRetirement 2010*
(463,898 shares and 517,182 shares, respectively)	$6,438,909	$6,035,517
JPMorgan SmartRetirement 2015*
(635,908 shares and 727,429 shares, respectively)	8,667,427	8,089,008
JPMorgan SmartRetirement 2020*
(751,308 shares and 793,133 shares, respectively)	10,120,115	8,494,456
JPMorgan SmartRetirement 2025*
(1,136,600 shares and 1,184,429 shares, respectively)	14,480,289	11,761,382
JPMorgan SmartRetirement 2030*
(1,145,003 shares and 1,195,843 shares, respectively)	15,033,887	12,113,895
JPMorgan SmartRetirement 2035*
(1,338,320 shares and 1,435,207 shares, respectively)	16,677,834	13,620,119
JPMorgan SmartRetirement 2040*
(615,744 shares and 614,208 shares, respectively)	8,016,983	6,111,368
JPMorgan Stable Asset Income Fund*
(19,596 shares and 15,461 shares, respectively)	7,278,019	5,272,705

*Party-in-interest (See Note 8)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2009) appreciated in value as follows:

2009
Shares of registered investment companies*	$22,828,085
Shares of stable value fund*	247,041
Self Directed Brokerage Fund	110,446
SFN Group, Inc. common stock*	722,956
$23,908,528

*Party-in-interest, (only certain registered investment companies are parties-in-interest to the Plan) (See Note 8)

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 4.  STABLE VALUE FUND

The JPMorgan Stable Asset Income Fund (the “Fund”) is a stable value fund that is a commingled pool of JPMorgan Chase Bank, N.A., ("JP Morgan") which is a fully benefit-responsive fund. The fund may invest in synthetic guaranteed investment contracts (“GICs”), US treasury and agency securities, and cash and cash equivalents, including money market instruments. All investment contracts purchased for the stable value fund will be fully benefit-responsive. The stable value fund invests in other commingled trust funds (the “Underlying Funds”) established, operated and maintained by JPMorgan Chase Bank. The Underlying Funds include the Intermediate Bond Fund which invests primarily in major fixed income asset classes.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to events that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Participant-initiated transactions are expected to be transacted at contract value which, at the balance sheet date, was higher than fair value.  Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan.  The Fund may have a limited ability to transact non Participant-initiated transactions at contract value particularly withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following non Participant-initiated events may limit the ability of the Fund to transact at contract value:

•         A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•         Any communication given to Plan participants designed to influence a participant to transfer assets out of the Fund;

•         Any transfer of assets from the Fund directly into a competing investment option; and

•         Complete or partial termination of the Plan or its merger with another plan.

NOTE 5.  PLAN COMMITTEE AND TRUSTEE

The Plan provides for selection of an Administrative Committee, a Plan Administrator, and a Trustee by the Board of Directors of SFN. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions, and the reporting and disclosure requirements under ERISA.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 6.  Voluntary compliance resolutioN

The Company has filed a VCP with the IRS for the Todays Plan which was not amended timely for certain law changes occuring prior to 2003.

NOTE 7.  FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the April 9, 2002 determination letter. In January 2010, the Plan filed for an application for a new determination letter. On February 5, 2010, the IRS confirmed receipt of the application. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On June 24, 2009, the Company filed a Form 5330 for the late submission of December 2007 employee contributions.  As of February 6, 2008, all delinquent employee contributions were posted to participants’ accounts and earnings on such contributions have been calculated and credited accordingly.

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 8.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan. JP Morgan is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For the first nine months of 2008, certain plan investments were shares of mutual funds managed by T. Rowe Price.  T. Rowe Price was the trustee during this period and therefore these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan Sponsor pays all legal and accounting fees of the Plan when forfeitures are not used to offset these expenses.

At December 31, 2009 and 2008, the Plan held 193,998 and 205,806 shares, respectively, of common stock of SFN Group, Inc., the sponsoring employer, with a cost basis of $1,949,057 and $2,093,683, respectively.

In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts.  These transactions qualify as exempt party-in-interest transactions.

NOTE 9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Plan adopted ASC 820, (SFAS No. 157, Fair Value Measurements).  To increase consistency in applying fair value measurements, ASC 820 establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements.  The standard describes three levels of inputs that may be used to measure fair value:

            Level 1—Assets or liabilities for which the identical item is traded on an active exchange,

             such as publicly-traded instruments.

            Level 2—Assets and liabilities valued based on observable market data for similar instruments.

Level 3—Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some which is internally-developed,

            and considers risk premiums that a market participant would require.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered Investment Companies and SFN Group, Inc. Common Stock

Shares of registered investment companies and SFN Group, Inc. common stock are valued based on publicly quoted market prices. These investments are classified within Level 1 of the valuation hierarchy.

Stable Value Fund

These investments are investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and is classified within Level 2 of the valuation hierarchy.

SFN GROUP 401(K) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Self-directed brokerage account

Securities held in the brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date and are classified within Level 2 of the valuation hierarchy.

Loans to plan participants

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008. In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and 2008.

		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total as of	Assets	Inputs	Inputs
Fund	December 31, 2009	Level 1	Level 2	Level 3
SFN Group, Inc. common stock	$1,090,268	$1,090,268	$-	$-
Shares of registered investment companies:
US equity funds	10,424,157	10,424,157	-	-
International equity funds	2,893,817	2,893,817	-	-
Asset allocation funds	87,276,453	87,276,453	-	-
Bond funds	3,636,351	3,636,351	-	-
Total shares of registered investment companies	104,230,778	104,230,778	-	-
Shares of stable value fund:
Fixed income fund	7,278,019	-	7,278,019

Self-directed brokerage fund: (1)
Common stocks	300,686	-	300,686	-
Registered investment companies	143,669	-	143,669	-
Cash equivalents	117,174	-	117,174	-
Total self-directed brokerage fund	561,529	-	561,529	-

Participant loans	1,511,131	-	1,511,131	-
Money market fund	29	29	-	-
Total Investments	$114,671,754	$105,321,075	$9,350,679	$-

(1) The self-directed brokerage fund is invested in a variety of categories of common stocks, registered investment companies, and other investments as directed by participants.

SFN GROUP 401(K) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total as of	Assets	Inputs	Inputs
Fund	December 31, 2008	Level 1	Level 2	Level 3
SFN Group, Inc. common stock	$455,433	$455,433	$-	$-
Shares of registered investment companies	82,649,847	82,649,847	-	-
Shares of stable value fund	5,272,705	-	5,272,705	-
Self-directed brokerage fund	480,991	-	480,991	-
Participant loans	1,505,205	-	1,505,205	-
Money market fund	602	602	-	-
Total Investments	$90,364,783	$83,105,882	$7,258,901	$-

The valuation methods as described in Notes 2, 4, and 9 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 10. Reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 and for the year ended December 31, 2009 to Form 5500:

	2009	2008
Net assets available for benefits
per the financial statements	$115,239,572	$92,145,384
Adjustment for fair value of fully
benefit-responsive investment contracts	(311,459)	(602,206)
Deemed distributions of participants loans	(24,342)	(21,911)
Net assets available for benefits per Form 5500	$114,903,771	$91,521,267

2009
Increase in net assets per the financial statements	$23,094,188
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts - December 31, 2009	(311,459)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts - December 31, 2008	602,206
Adjustment for deemed distributions included in 5500 - December 31, 2009	(24,342)
Adjustment for deemed distributions included in 5500 - December 31, 2008	21,911
Net income per 5500	$23,382,504

SFN GROUP 401(k) BENEFIT PLAN

Notes To Financial Statements – (continued)

As of December 31, 2009 AND 2008, and for the Year Ended December 31, 2009

NOTE 11.  Subsequent event

On February 23, 2010, Spherion Corporation changed its name to SFN Group, Inc. Therefore, the Administrative Committee amended the Plan to reflect the name change of Spherion Corporation to SFN Group 401(k) Benefit Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SFN Group
401(k) Benefit Plan

DATE—June 29, 2010	By:	/s/ John Heins
John Heins
Senior Vice President, Chief Human Resources Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Form 5500, Schedule H, Line 4(i)—Supplemental Schedule of Assets (Held at End of Year)